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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 001-03196

Consolidated Natural Gas Company
New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

120 Tredegar Street, Richmond, Virginia  23219     (804) 819-2000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

6.0% Debentures due October 15, 2010
 (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

/ /     17 CFR240.12d2-2(a)(l)

/ /     17 CFR24O.12d2-2(a)(2)

/ /     17 CFR 240.12d2-2(a)(3)

/ /      17 CFR240.12d2-2(a)(4)

/ /       Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

/X/     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dominion Resources, Inc., as successor by merger to Consolidated Natural Gas Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

  October 31, 2007                                                           By   Patricia A. Wilkerson                     Vice President and Corporate Secretary
Date                                                                                        Name                                                        Title
____________
1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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